CIBT EDUCATION GROUP INC.
(the “Company”)

CODE OF ETHICAL CONDUCT

GENERAL PRINCIPLES OF CONDUCT

The Company has adopted this code of ethical conduct (the “Code”) for the purpose of fostering a climate of honesty, truthfulness and integrity. The Code outlines the principles of ethical conduct to which the Company’s directors, officers and employees are expected to adhere in the conduct of the Company’s business, and establishes mechanisms to report unethical conduct.

The Company is committed to:

  operating in a responsible manner that complies with applicable laws, rules and regulations providing a safe and healthy workplace
  operating free from favoritism, fear, coercion, discrimination or harassment providing full, fair, accurate, timely and understandable disclosure in reports and documents filed with any governing body or publicly disclosed

The Company requires its directors and officers to provide leadership and direction with respect to these principles and standards.

The Company’s corporate governance committee (the "Governance Committee") is responsible for setting the standards of business conduct contained in the Code. While the Governance Committee will oversee and monitor compliance with the Code, it is the individual responsibility of each director, officer and employee of the Company to comply with those provisions of the Code that are specifically applicable to them, and which are set out below.

1. Compliance with Laws, Rules and Regulations

Directors, officers and employees are required to comply with all applicable laws, rules and regulations, including, without limitation, those dealing with environmental compliance, confidentiality and disclosure, insider trading, discrimination and harassment, and health and safety.

2. Fair Dealings

Directors, officers and employees are required to deal fairly with the Company’s employees, securityholders, customers, suppliers and competitors in a business-like manner, free from discriminatory practices, including harassment.

3. Confidentiality

Directors, officers and employees are required to maintain and protect the confidentiality of all information and materials relating to the Company which are entrusted to them.

4. Use of Resources

Directors, officers and employees are to safeguard and use the Company’s assets and resources for legitimate business purposes only.

5. Company Records

Directors, officers and employees have a responsibility to ensure the integrity of the Company’s accounting and financial records and ensure the full, fair, accurate and timely disclosure of financial information.

6. Conflicts of Interest

(a) Employees

Employees are required to avoid situations where their personal interests interfere in any way with the interests of the Company, including receiving improper personal benefits as a result of their position in the Company. A transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be reported to the Governance Committee. Each employee is required to promptly disclose any actual or potential conflict of interest to his or her immediate superior and, if the conflict or potential cannot be resolved by the employee and superior, the employee must advise the Governance Committee.

(b) Directors and Officers

Directors and officers are required to avoid situations that place the director or officer in a conflict of interest (a more comprehensive description of which is set out in Schedule A).

If a director or officer finds themselves in a conflict or potential conflict of interest, their duties are as follows:

For officers:

(i)	The conflict or potential conflict must be reported immediately to their immediate superior.

(ii)	If the conflict or potential conflict cannot be avoided or resolved by the officer and his or her immediate superior, the officer must advise the Governance Committee.

(iii)	For non-executive officers, the chief executive committee, may, in appropriate circumstances as he or she determines in their best judgment, waive a conflict. Any such waivers must be reported to the Governance Committee at its next meeting.

(iv)	For executive officers, only the board of directors may waive a conflict.

For directors:

(i)	The conflict or potential conflict must be reported immediately to the chairman of the board of directors (if there is one) and the chairman of the Governance Committee.

(ii)	If the conflict or potential conflict cannot be avoided or resolved, the director must:

	(A)	disclose the conflict or potential conflict to all of the directors of the Company; and

	(B)	abstain or recuse, as the case may be, from any vote or meeting in connection with the subject of the conflict.

7. Duty of Loyalty

Directors and officers must act honestly, in good faith, and in the best interests of the Company.

8. Duty of Care

Directors and officers owe a duty of care to the Company and must exercise the degree of skill and diligence reasonably expected from an ordinary person of his or her knowledge and experience.

9. Duty to Disclose

A director has a duty to disclose to the board of directors his or her private interests in transactions in which the Company is involved or proposes to be involved. An officer must disclose such interests to the Governance Committee.

10. Reporting of Illegal or Unethical Behaviour

A director has a duty to report to the board of directors, and an officer has a duty to report to the Governance Committee, any activity which:

(a)	he or she believes contravenes the law;

(b)	represents a real or apparent conflict of interest or a breach of this Code;

(c)	represents a misuse of the Company funds or assets; or

(d)	might result in a failure by the Company to provide full, fair, accurate and timely disclosure of financial results and material facts.

The Company encourages all employees to report promptly any suspected violations of the Code to the Governance Committee. The Company will not tolerate any retaliation for reports or complaints regarding suspected violations of the Code that were made in good faith.

11. Waiver of the Code

Any waiver of the Code for the benefit of a director or an officer may be made only by the board of directors or, if permitted, a committee thereof. Any waivers will be promptly disclosed as required by law or stock exchange regulations.

SCHEDULE A

CONFLICTS OF INTEREST

Conflict of Interest Standards

A conflict of interest may be real or apparent.

A real conflict of interest occurs when a director or officer exercises an official power or performs an official duty or function and at the same time knows that in the exercise of the official power or the performance of the duty or function there is the opportunity to further his or her private interest.

An apparent conflict of interest occurs when a reasonably well-informed person could have a perception, that a director’s or officer’s ability to exercise an official power or perform an official duty or function was or will be affected by the director’s or officer’s private interest.

Directors and officers must perform their responsibilities in a manner that avoids any real or apparent conflict of interest between private interests and the interests of the Company.

Examples of conflict of interests are as follows:

Furthering of Private Interests

If a director or officer is directly or indirectly interested in a proposed activity or transaction with the Company, or if the director or officer has discretionary, decision-making power which could bring about financial benefit to the director or officer due to his or her financial holdings or business and property interests, there is potential for a conflict of interest. In these instances at a minimum, these circumstances and these holdings should be disclosed to the Governance Committee. If it is determined there is a conflict of interest, the conflict must be disclosed to the board of directors.

Directors and officers must not engage in such activities or transactions where the activity or transaction may be detrimental to the Company or where the activity is in substantial conflict with the proper discharge of the director’s or officer’s duties to the Company.

Corporate Information and Opportunities

Directors and officers must not engage in any transactions for personal profit which results or may result from the director’s or officer’s official position or authority or upon confidential or non-public information which the director or officer gains by reason of such position or authority.

Confidential information (that is, information that is not generally available to the public) that a director or officer receives through his or her office or employment must not be divulged to anyone other than persons who are authorized to receive the information. Directors and officers must not use confidential information that is gained due to his or her position or authority in order to further the director’s or officer’s private interests. Directors and officers must also not disclose such information to anyone not authorized to receive such information, including spouses, associates, immediate family, friends, or persons with whom the officer is connected by frequent or close association.

Corporate Opportunity

Directors and officers cannot divert to a third party, themselves, their spouses, their children or a private corporation controlled by any of these individuals, a maturing business opportunity that the Company is pursuing.

Preferential Treatment of Others

Directors and officers must not assist others in their dealings with the Company if this may result in preferential treatment. A director or officer who exercises regulatory, inspection or other discretionary authority over others, must disqualify themselves from dealing with individuals where the director’s or officer’s relationship with the individual could bring the director’s or officer’s impartiality into question.

Use of Corporate Property for Private Interest

Directors and officers must not use corporate property to pursue private interests or the interests of a spouse, family members or a private corporation controlled by any of these individuals. Corporate property includes real and tangible items such as land, buildings, furniture, fixtures, equipment supplies, and vehicles and also includes intangible items such as data, computer systems, reports, information, proprietary rights, patents, trademarks, copyrights, logos, name and reputation. The Company may, through prior written approval by an appropriate person within the Company, authorize a director or officer to use corporate property where doing so does not result in additional costs to the Company, does not detract from a director’s or officer’s performance of duties to the Company, and does not result in a material personal gain.

Accepting Significant Gifts, Benefits and Entertainment

Directors and officers must not solicit or accept benefits, entertainment or gifts in exchange for or as a condition of the exercise of duties or as an inducement for performing an act associated with the director’s or officer’s duties or responsibilities to the Company except within the guidelines set forth below. Directors and officers generally may accept gifts, hospitality or other benefits associated with official duties and responsibilities if such gifts, hospitality or other benefits:

(a)	are within the bounds of propriety, a normal expression of courtesy or within the normal standards of hospitality;

(b)	would not bring suspicion on the officer’s objectivity and impartiality; and

(c)	would not compromise the integrity of the Company.

An improper gift or benefit should be returned to the person offering it as soon as practicable. If there is no opportunity to return an improper gift or benefit, or where the return may be perceived as offensive for cultural or other reasons, the gift must immediately be disclosed to the Governance Committee who will attend to a suitable disposition of the item.

Working Relationships

Directors, officers and individuals who are direct relatives or who permanently reside together may not be employed or hold office in situations where:

(a) a reporting relationship exists where a director or officer has influence, input or decision-making power over the relative or cohabitant’s performance evaluation, salary, special permissions, conditions of work or similar matters; (b) the working relationship affords an opportunity for collusion between the individuals that could have a detrimental effect on the Company’s interest.

This restriction may be waived if the Governance Committee is satisfied that sufficient safeguards are in place to ensure that the interests of the Company are not compromised.